SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: July, 2025

Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-285508

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated July 21, 2025, among Bank of Montreal and BMO Capital Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and Mizuho Securities USA LLC as representatives of the several Underwriters named therein.

4.1	Seventh Supplemental Indenture, dated as of July 29, 2025, between the Bank and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Bank.

5.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Bank.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. tax counsel to the Bank.

8.2	Opinion of Torys LLP, Canadian tax counsel to the Bank.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 and 8.1 above).

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.2 above).

23.3	Consent of Torys LLP (included in Exhibit 8.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Paras Jhaveri
Name:	Paras Jhaveri
Title:	Global Head, Capital and Funding

Date: July 29, 2025